Exhibit 107

Calculation of Filing Fee Tables

FORM S-1

RF Acquisition Corp II
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit(1)	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Equity	Units, each consisting of one ordinary share and one right to receive one-twentieth of one ordinary share(2)	457(a)	11,500,000	$10.00	$115,000,000	0.00014760	$16,974
Fees to Be Paid	Equity	Ordinary shares, $0.0001 par value, included as part of the Units(3)	457(g)4)	11,500,000	-	-	-	-
Fees to Be Paid	Equity	Rights included as part of the Units(3)	457(g)(4)	11,500,000	-	-	-	-
Fees to Be Paid	Equity	Ordinary shares underlying the Rights included as part of the units	457(g)	575,000	$10.00	$5,750,000	0.00014760	$848.70

Carry Forward Securities
	Total Offering Amounts					$120,750,000		$17,822.70
	Total Fees Previously Paid							$-
	Total Fee Offsets							-
	Net Fee Due							$17,822.70

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Representing 11,500,000 units, including 10,000,000 units to be issued in the offering and up to 1,500,000 units which may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any.
(3)	Pursuant to Rule 416, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.
(4)	No fee pursuant to Rule 457(g).